UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 11, 2024 (March 10, 2024)

CONX Corp.

(Exact name of registrant as specified in its charter)

Nevada	001-39677	85-2728630
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5701 S. Santa Fe Dr.

Littleton, CO 80120
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (303) 472-1542

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	CONXU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	CONX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	CONXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 10, 2024, CONX Corp. (the “Company”), a special purpose acquisition company, and EchoStar Real Estate Holding L.L.C. (“Seller”), a subsidiary of EchoStar Corporation, entered into a definitive purchase and sale agreement (the “Purchase Agreement”), which provides for the Company’s purchase from the Seller of the commercial real estate property (the “Property”) in Littleton, Colorado, comprising the corporate headquarters of DISH Wireless, for a purchase price of $26.75 million (the “Purchase Price” and such transaction, the “Transaction”).

The Transaction has been structured to qualify as an asset acquisition that will meet the requirements of a “Business Combination”, as that term is defined in the Company’s Amended and Restated Articles of Incorporation (as amended from time to time, the “Articles”). Accordingly, in connection with the consummation of the Transaction, the Company will provide all holders of shares of its Class A common stock, par value of $0.0001 per share (the “Class A Shares”) purchased in the Company’s initial public offering, the opportunity to have such shares redeemed pursuant to, and subject to the limitations of, the provisions of the Articles. The Company intends to prepare to file with the Securities and Exchange Commission (the “SEC”) a tender offer statement as promptly as reasonably practicable after the signing of the Purchase Agreement.

The parties anticipate that the closing of the Transaction (the “Closing”) will occur in the second quarter of 2024. In the event the Closing does not occur on or before May 15, 2024, either party may terminate the Purchase Agreement by written notice to the other party.

Subsequent to the Closing, the Company anticipates to grow through acquisition opportunities, including, but not limited to, disruptive technologies and infrastructure assets to maximize the Company’s ability to drive shareholder value. While there can be no assurance that any of these opportunities will result in a definitive agreement or a completed transaction, the Company is currently involved in ongoing discussions regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of communications and connectivity.  Any such acquisitions would be subject to, among other things, negotiations and significant due diligence, appropriate board and shareholder approvals, regulatory approvals and other conditions.

Inspection Period

The Purchase Agreement provides for a due diligence period beginning on March 10, 2024 and ending on April 15, 2024 (the “Inspection Period”) that is customary for a transaction of this nature. The final Purchase Price may be increased or decreased based upon the final appraisal reports obtained during the Inspection Period.

Seller Lease Agreement

The parties have also agreed to a form of sale lease-back agreement (the “Seller Lease Agreement”) to be entered into concurrently with the Closing, pursuant to which Seller will lease back the Property from the Company. The Seller Lease Agreement provides for (i) an initial term of 10 years, (ii) a base rent payable during the first year of the initial term of $228,500.00 per month, which will escalate annually at a rate of two percent per annum and (iii) two five-year renewal options for Seller, with the base rent upon a renewal to be revised to fair market value and subject to the same annual escalation terms. All of Seller’s obligations under this Lease will be guaranteed by DISH Network Corporation, an affiliate Seller.

Conditions to Closing

The obligations of the Company and Seller to consummate the Transaction are conditioned on (i) the final form of the Seller Lease Agreement having been agreed and delivered to the title policy provider and (ii) the accuracy of the other party’s representations and warranties (subject to certain materiality exceptions) and the other party’s performance with and compliance with its covenants, agreements and obligations under the Purchase Agreement.

The Company’s obligation to consummate the Transaction is also conditioned on: (i) the Company having obtained a customary title policy with respect to the Property; (ii) the Company having provided all holders of Class A Shares purchased in the Company’s initial public offering the opportunity to have such shares redeemed and the Company having irrevocably accepted for payment all such shares validly delivered to the Company for redemption and not validly withdrawn; and (iii) the Company having obtained a fairness opinion from an independent investment banking firm or from an independent accounting or valuation firm concluding that the purchase of the Property for the Purchase Price is fair to the Company from a financial point of view.

Seller’s obligation to consummate the Transaction is also conditioned on Seller having obtained (i) approval of the Seller Lease Agreement by the audit committee of its board of directors and the disinterested members of its board of directors and (ii) an opinion from an independent accounting or valuation firm, or an independent commercial real estate appraiser or broker that the sale of the Property for the Purchase is fair to Seller from a financial point of view and the Seller Lease Agreement and the lease back of the Property are fair to Seller.

Representations and Warranties

The Purchase Agreement contains customary representations and warranties of the parties.

Covenants

The Purchase Agreement contains covenants by each of the parties during the period between the signing of the Purchase Agreement and the earlier of the Closing or the termination of the Purchase Agreement in accordance with its terms, including, among things, covenants regarding (i) the operation of the Property in the ordinary course of business; (ii) the termination by Seller of any of its contracts as requested by the Company (subject to certain exceptions); (iii) additional title matters with respect to the Property; and (iv) with respect to the Seller Lease Agreement.

Trust Account Waiver and Seller Release

The Company and Seller agreed that they do not and will not have any right, title, interest or claim of any kind against the Company’s Trust Account (including distributions therefrom).

Termination

The Purchase Agreement may be terminated by the Company in the event of any actual or threatened taking or condemnation for any public or quasi-public purpose or use by any competent authority in appropriate proceedings or by any right of eminent domain of all or any part of the Property between the date of the signing of the Purchase Agreement and the Closing, other than with respect to an Immaterial Taking (as defined in the Purchase Agreement). If the Purchase Agreement is terminated by the Purchaser, both parties will be relieved of any further obligations under the Purchase Agreement except for those obligations which expressly survive termination of the Purchase Agreement.

Preferred Stock Financing

As previously reported by the Company in its Current Report on Form 8-K filed with the SEC on November 1, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with Charles W. Ergen, the Company’s founder (the “Subscriber”) on November 1, 2023. Pursuant to the Subscription Agreement, the Subscriber agreed to purchase, and the Company agreed to issue and sell to the Subscriber, 17,391,300 shares of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share, at an aggregate purchase price of approximately $200 million, or $11.50 per share (the “Preferred Stock Financing”). The closing of the Preferred Stock Financing is contingent upon the consummation of the Company’s initial business combination, and therefore is expected to occur substantially concurrently with the consummation of the Transaction.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby, including the Transaction, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference. Unless otherwise defined herein, capitalized terms used herein are defined in the Purchase Agreement. The Purchase Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Purchase Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Purchase Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about CONX or Seller. In particular, the representations, warranties, covenants and agreements contained in the Purchase Agreement may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Purchase Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Purchase Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in CONX's public disclosures.

Forward Looking Statements

This Current Report on Form 8-K includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements and factors that may cause such differences include, without limitation, uncertainties relating to our ability to complete our proposed transaction, and other risks and uncertainties indicated from time to time in filings with the SEC, including “Risk Factors” in the Definitive Proxy Statement filed with the SEC on October 12, 2023 and in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 1, 2023, and our Quarterly Reports on Form 10-Q filed with the SEC on November 9, 2023 and August 9, 2023 and in other reports we file with the SEC. CONX expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in CONX’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

CONX may hold presentations for certain of its stockholders, as well as other investors who may be interested in purchasing CONX’s securities in connection with CONX’S proposed transaction, as described in this report. The tender offer for the outstanding shares of Class A common stock of CONX described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Class A common stock of CONX or any other securities of CONX pursuant to the tender offer or otherwise. Any tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related documents which will be filed with the U.S. Securities and Exchange Commission by CONX. Stockholders of CONX and other interested persons are advised to read these documents, when available, any amendments to these documents and any other documents related to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to the tender offer because they will contain important information about the Transaction and the terms and conditions of the tender offer. Stockholders may obtain copies of these documents (when available), without charge, at the SEC’s website at www.sec.gov or by directing a request to: CONX Corp., 5701 S. Santa Fe Dr., Littleton, CO 80120, Attn: Secretary.

Participants in Solicitation

This report and the exhibits hereto are not a tender offer statement and shall not constitute an offer to purchase or a solicitation of an offer to sell the securities of CONX nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
10.1	Purchase and Sale Agreement, dated March 10, 2024, by and between CONX Corp. and EchoStar Real Estate Holding L.L.C.
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONX Corp.

Date: March 11, 2024	By:	/s/ Kyle Jason Kiser
	Name:	Kyle Jason Kiser
	Title:	Chief Executive Officer